Exhibit 3.2


                            Valpey-Fisher Corporation

                  Amendment to By-Laws - effective May 8, 2003


                                   ARTICLE III
                                    DIRECTORS


     Section 1. Number, Qualification and Term. The property and business of the Corporation shall be managed by its Board of Directors consisting of not less than Five (5) nor more than Thirteen (13) persons. The number of directors constituting the entire Board shall be Seven(7); provided, however, that from time to time, such number may be decreased to not less than Five (5) or increased to not more than Thirteen (13) persons by amendment of this section of the By-laws by a majority of the entire Board of Directors. Directors need not be stockholders. They shall be elected at the Annual Meeting of Stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify.